Exhibit 4.9

TERM NOTE

$3,000,000	February 19, 2002

FOR VALUE RECEIVED, AIRNET SYSTEMS, INC., an Ohio Corporation (the "Company"), hereby unconditionally promises to pay to the order of BANK ONE, NA, a national banking association (the "Bank"), at the principal banking office of the Bank in lawful money of the United States of America and in immediately available funds, the principal sum of Three Million Dollars ($3,000,000), payable in sixty equal monthly installments in the amount of $50,000 payable on each Interest Payment Data and on the Maturity Date, unless earlier payment payable is required, when the entire outstanding principal balance of the Term Loan evidenced hereby, and all accrued interest thereon, shall be due and payable; and to pay interest on the unpaid principal balance hereof from time to time outstanding, in like money and funds, for the period from the date hereof until such Term Loan shall be paid in full, at the rate per annum and on the dates provided the Term Loan Agreement referred to below.

The Company and each endorser or guarantor hereof waives demand, presentment, protest, diligence, notice of dishonor and any other formality in connection with this Term Note.  Should the indebtedness evidenced by this Term Note or any part thereof be collected in any proceeding or be placed in the hands of attorneys for collection, the Company agrees to pay, in addition to the principal, interest and other sums due and payable hereon, all costs of collecting this Term Note, including attorneys fees, expenses.

This Term Note evidences a term Loan made under a Term Loan Agreement, dated as of the date hereof (as amended or modified from time to time, the "Term Loan Agreement"), by and between the Company and the Bank to which reference is hereby made for a statement of the circumstances under which this Term Note is subject to prepayment and under which its due date may be accelerated.  Capitalized terms used but not defined in this Term Note shall have the respective meanings assigned to them in the Term Loan Agreement.

This Term Note is made under, and shall be governed by in accordance with, the laws of the State of Ohio applicable to contracts made and to be performed entirely within such State and without giving effect to choice of law principles of such State.

AIRNET SYSTEMS, INC.

By:	/s/William R. Sumser
Its:	CFO